FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the months of April and May 2002

Royal Dutch Petroleum Company

Translation of registrant's name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

Royal Dutch/Shell Group of Companies

RESULTS

1st Quarter 2002

FIRST QUARTER	$ million 2002	2001	%
Net Income	**2,262**	3,890	*-42*
Estimated current cost of supplies (CCS) adjustment	***185***	*(116)*	
CCS earnings	**2,077**	4,006	*-48*
Special credits/(charges)	***84***	*151*	
ADJUSTED CCS EARNINGS	**1,993**	3,855	*-48*
Return on Average Capital Employed	**15.7%**	20.7%	

- The Group continued to demonstrate the robust profitability of its portfolio, delivering a very competitive $2 billion of earnings in the quarter, despite the difficult business environment.
- The Group's adjusted CCS earnings (i.e. on an estimated current cost of supplies basis excluding special items) of $1,993 million were 48% lower than the record results last year. The effects of lower hydrocarbon prices and a poor refining, marketing and chemicals environment more than offset the benefits of the continuing cost focus and higher upstream production.
- On an adjusted CCS basis, Royal Dutch earnings per share were €0.65 ($0.57 per share), a decline compared to last year of 44% (47% in $ per share), and Shell Transport earnings per share were 5.7p, a decrease of 46%.
- The Return on Average Capital Employed (ROACE) on a CCS earnings basis for the twelve months to March 31, 2002 was 15.7%.
- Cash offers were made for the shares of Enterprise Oil plc (Enterprise), a UK based exploration and production company, and the shares of US based Pennzoil-Quaker State Company (Pennzoil), the largest independent lubricants company in the world.
- Exploration and Production adjusted earnings of $1,455 million were down from $2,847 million a year ago. The reduction mainly reflected significantly lower hydrocarbon prices. Hydrocarbon production increased to over four million barrels of oil equivalent a day.
- Gas & Power adjusted earnings were $216 million compared with the $355 million achieved a year ago. The lower earnings mainly reflected lower prices for liquefied natural gas (LNG) and poor gas trading results in the USA.

A report by Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c. on the results of the Royal Dutch/Shell Group of Companies, in which their interests are 60% and 40% respectively.

- Oil Products adjusted CCS earnings were $441 million compared with $958 million a year ago. Earnings were lower in both refining and marketing reflecting the very weak business environment, but were supported by the portfolio and brand strength, and by a continuing delivery of reduced costs.
- Chemicals adjusted earnings of $75 million were 42% higher than a year ago as higher volumes and cost savings more than offset lower unit margins.
- Capital investment for the quarter totalled $4.6 billion, up 68% from a year ago. The increase was primarily due to the acquisition of additional interests in the downstream joint ventures in the USA. Excluding this acquisition and the Fletcher transaction in first quarter 2001, underlying capital investment was some 50% up year on year, in line with plan.
- At the end of the quarter the debt ratio was 9.4%; cash, cash equivalents and short-term securities amounted to $4.2 billion. Cash flow from operating activities was $3.2 billion.

Commentary


$/bbl
Crude Oil Prices
Brent Price
WTI
36
34
32
30
28
26
24
22
20
18
16
2001 Q1
2001 Q2
2001 Q3
2001 Q4
2002 Q1

Brent crude prices averaged $21.15 a barrel in the first quarter compared to $25.80 a barrel a year ago, while WTI crude averaged $21.55 a barrel compared to $28.75 a year ago. Crude prices were stable early in the quarter as production cuts by major petroleum exporting countries were balanced by low demand caused by record warm weather and moderate economic growth. Prices rose towards the end of the quarter as tensions in the Middle East escalated. The outlook for oil prices is dependent on the speed of economic recovery in the USA and on developments in the Middle East.

In the USA, Henry Hub natural gas prices averaged $2.45 per million Btu, a steep decline from the $6.75 per million Btu averaged in the first quarter of 2001. High stock levels, a consequence of the warm winter, contributed to the weak prices. Upward price pressure began to appear at the end of the quarter and into April as expectations strengthened of a recovery in demand later in the year.


$/bbl
Refining margins
WTS USGC coking
Rotterdam
Singapore
10
9
8
7
6
5
4
3
2
1
0
2001Q1
2001 Q2
2001 Q3
2001 Q4
2002 Q1

Weak demand put refining margins under severe pressure in all markets. In Rotterdam, refining margins averaged a record low of just $0.05 a barrel compared to $2.20 a barrel in the same period last year while in the USA, Gulf Coast margins averaged $2.65 a barrel compared to $7.05 a barrel a year ago. In Asia-Pacific, margins continued to be depressed by over-capacity. The Singapore margin averaged $0.30 a barrel for the quarter compared to $0.75 a barrel a year earlier. Global refining margins should improve from the low point of the first quarter over the course of the year, but the pace of the improvement will depend on the strength of the global economic recovery.


$/t
Cracker margins
500
400
300
200
100
0
US Ethane
W Europe Naphtha
2001 Q1
2001 Q2
2001 Q3
2001 Q4
2002 Q1

Chemicals trading conditions in the quarter continued to be very challenging and chemical industry plant utilisation remained at very low levels. However, the quarter finished stronger than it started, with margins beginning to improve in some of the chemicals derivatives businesses. Conditions were particularly difficult in the lower olefins businesses where margins were weak in both Europe and the USA. In particular in the USA, chemical crackers using liquid feedstocks continued to be disadvantaged relative to crackers using ethane feedstocks. By the end of the quarter this situation began to improve.

Portfolio development, in line with the direction set out in the Group's presentations to the financial community in December 2001 (www.shell.com/investor), continues in all areas of the business. This is intended to grow the value of the business whilst maintaining robust profitability, and is supported by a clear focus on cost improvement and capital discipline.

In Exploration and Production, a recommended cash offer of 725 pence per share was made for the entire share capital of Enterprise, (valuing the total equity at approximately $5.0 billion), plus assumption of Enterprise outstanding debt (approximately $1.2 billion at the end of 2001). The assets of Enterprise have a strong complementary fit with Shell in the North Sea and provide growth opportunities elsewhere. The application of Shell's cost leadership and technical expertise to these assets is expected to deliver annual pre-tax cash synergies of some $300 million. The offer is subject to relevant regulatory approvals. Shell acquired some 29% of Enterprise shares in April 2002 for a consideration of around $1.5 billion. A final investment decision was taken on the Goldeneye development in the UK. During the quarter, an additional 10% interest in the Draugen field in Norway was acquired bringing Shell's share in the field to 26.2%. In Nigeria, the first appraisal well confirmed the importance of the Bonga South West field, for which development studies have commenced.

In Gas & Power, the go ahead was given for the expansion of the Nigeria LNG plant, in which Shell has a 26% interest, through the construction of two additional processing trains. These are due on stream in 2005 and will bring the total capacity of the facility to 17 million tonnes a year of LNG. The gas that will be utilised by the expansion will be supplied by the upstream joint ventures of the plant's shareholders; Shell's upstream joint venture will supply 53% of the requirement. A proposal to develop an LNG import terminal on the west coast of Mexico was announced. It is expected to come on stream in 2006 and to have a capacity of 1.3 billion cubic feet a day of natural gas that will contribute to meeting the growing energy needs of Mexico and the United States. LNG will be sourced from projects in the Asia-Pacific area to supply the terminal. In the USA, the sale was completed by InterGen (a joint venture with Bechtel) of Tejas Gas, a subsidiary that owns a pipeline system in Texas.

In Oil Products, all necessary regulatory approvals were received for the acquisition by Shell and Saudi Refining Inc. (SRI) of Texaco's interests in Equilon and Motiva, the downstream joint ventures in the USA. Shell is now the sole owner of Equilon, which has been merged into Shell Oil Products US; Motiva is a 50:50 joint venture with SRI, to which Shell will be delivering services on a commercial basis. The downstream business in the USA is being further strengthened by the acquisition of Pennzoil following a $22 per share cash offer (valuing the total equity at approximately $1.8 billion), plus assumption of Pennzoil outstanding debt (approximately $1.1 billion at the end of 2001). The combination will make Shell a leader in the US and global lubricants markets. This transaction is subject to Pennzoil shareholder and regulatory approvals and is expected to be completed in the second half of the year. The sale of a 25% interest in Shell's marketing businesses in South Africa to the Thebe Investment Corporation was completed. This sale is a positive response to the South African Government's Black Economic Empowerment initiative.

In Renewables, the acquisition of partners' interests in the solar photovoltaic (PV) business, Siemens und Shell Solar GmbH, was completed giving Shell a 100% interest. Shell's solar PV business is now known as Shell Solar, and is the world's fourth largest solar PV company.

Royal Dutch and Shell Transport recommenced their buyback programmes with the purchase of 1.5 million shares in Royal Dutch and 7.4 million shares in Shell Transport for a total consideration of $127 million. A further $214 million of shares were purchased to underpin the employee share option schemes.

Earnings by industry segment

Exploration and Production

FIRST QUARTER	$ million		
	2002	2001	%
Segment earnings	**1,570**	2,847	*-45*
Special credits/(charges)	***115***	-	
Adjusted segment earnings	**1,455**	2,847	*-49*
Crude oil production (thousand b/d)	**2,199**	2,248	*-2*
Natural gas production available for sale (million scf/d)	**10,456**	9,916	*+5*

Adjusted first quarter earnings of $1,455 million, were 49% lower than a year ago mainly due to significantly lower hydrocarbon prices (oil and gas realisations declined by 23% and 42% respectively) and higher depreciation. The results benefited from hydrocarbon production of over four million barrels of oil equivalent a day.

The 1% improvement in total hydrocarbon production comprised a 5% increase in gas production and a 2% decline in oil production. Gas production benefited from the acquisition of Fletcher Challenge Energy at the end of the first quarter in 2001 and from new fields in the USA. These increases were partly offset by the effects of the generally warmer weather in Europe, normal declines in the USA and lower demand, mainly in the UK.

Oil production benefited from new fields in the USA, the UK, the Middle East and the Philippines and also from the acquisition of Fletcher Challenge Energy. However these were more than offset by lower OPEC production quotas in Abu Dhabi and Nigeria (equivalent to some sixty thousand barrels of oil per day), normal field declines, mainly in the USA, the UK, Gabon and Australia and by field performance. Hydrocarbon production was impacted by some ninety thousand barrels of oil equivalent a day due to down time at the Brutus and Auger platforms in the Gulf of Mexico.

Brutus is expected to resume production and Auger to return to normal production levels in the course of the second quarter. Production facilities performed well elsewhere in the Gulf of Mexico and a quarterly production record was set at the Ursa platform.

Capital investment was $1.8 billion for the quarter and included exploration expense of $0.2 billion. Excluding the Fletcher acquisition, capital investment was 36% higher than in the corresponding period last year. This higher spending reflected investment in major growth projects such as the Athabasca Oil Sands in Canada, the offshore developments of Na Kika in the USA, Bonga and EA in Nigeria, and Goldeneye in the UK and the acquisition of the additional interest in Draugen in Norway.

Segment earnings of $1,570 million included special credits of $115 million. This mainly related to the grant of manufacturing and marketing rights of expandable tubular technology, reflecting Shell's strategy to commercialise its proprietary technologies.

Gas & Power

FIRST QUARTER	$ million		
	2002	2001	%
Segment earnings	**254**	355	*-28*
Special credits/(charges)	***38***	-	
Adjusted segment earnings	**216**	355	*-39*
Global equity LNG sales volume (million tonnes)	**2.44**	2.36	*+3*

Adjusted earnings for the quarter were $216 million compared to $355 million a year ago. The decrease was primarily due to lower liquefied natural gas (LNG) prices that were 21% below those realised in the first quarter last year. LNG volumes were 3% higher at a record level of 2.44 million tonnes mainly reflecting higher throughput at the LNG plant in Oman. Results in the USA were weaker mainly due to natural gas trading losses.

The segment earnings of $254 million included a special credit of $38 million from the sale of the gas pipeline system in Texas.

Oil Products

FIRST QUARTER	$ million		
	2002	2001	%
Segment earnings	**361**	958	*-62*
Special credits/(charges)	***(80)***	-	
Adjusted segment earnings	**441**	958	*-54*
Refinery intake (thousand b/d)	**4,187**	3,394	*+23*
Oil product sales (thousand b/d)	**7,226**	6,095	*+19*

First quarter earnings on an adjusted CCS basis of $441 million were 54% below those in the same period last year. Earnings were lower in both refining and marketing. The results for this quarter included the consolidation of the joint venture with RWE-DEA in Germany, and in the USA the consolidation of Equilon (now 100% owned), together with an increased equity share of the earnings of Motiva (now 50% owned). Good progress is being made in the restructuring and integration activities in the USA and Germany.

Outside the USA, adjusted CCS earnings for the quarter were $439 million compared to $946 million a year ago. Refining earnings declined sharply due to the lower industry margins in both Rotterdam and Singapore. Overall refinery intake was 12% higher reflecting commencement of the joint venture with RWE-DEA in Germany, partly offset by lower intakes in Asia-Pacific as a consequence of weaker refining margins. Unit refining expenses were lower than a year ago. Marketing earnings also declined reflecting the impact of regulatory mechanisms in a number of countries, the economic situation in Argentina and rising supply costs as the quarter progressed. Unit marketing costs were lower than a year earlier. Total inland sales volumes rose 8%, principally because of the inclusion of sales by the new German joint venture. This earnings performance in such difficult conditions reflects the overall resilience of the portfolio, its geographic reach and the advantages of the network strength in the global businesses.

In the USA, adjusted earnings were $2 million compared to $12 million a year ago. There was a sharp decline in earnings from refining as industry margins on both the US West and Gulf Coasts fell significantly and were only partly offset by higher utilisation and lower refinery expenses. Refinery intake rose by 75% reflecting the increase in Shell's equity ownership in Equilon and Motiva and higher capacity at Deer Park relative to a year ago. Excluding the changes to equity ownership, the increase was 12%. Marketing earnings also fell due to lower gasoline margins but these were mostly offset by lower marketing costs.

Global segment earnings of $361 million included special charges totalling $80 million. This comprised $31 million related to restructuring and implementation costs within the DEA joint venture in Germany, $26 million related to asset impairment and divestments in Asia-Pacific and Europe and $23 million for environmental remediation expenses in the USA.

Chemicals

FIRST QUARTER	$ million		
	2002	2001	%
Segment earnings	75	204	*-63*
Special credits/(charges)	-	*151*	
Adjusted segment earnings	75	53	*+42*

Adjusted earnings for the first quarter were $75 million compared with $53 million in the same period last year reflecting an increase in volumes and progress in reducing costs. Plant utilisation continued at a relatively weak level reflecting the industry conditions. Unit margins remained very low with weak cracker margins in both Europe and the USA a major contributor. In the USA, the relatively unfavourable economics of cracking liquid feedstocks used by Shell continued compared to the more commonly used ethane feedstocks. There was, however, margin improvement in some businesses, notably polypropylene, higher olefins and detergent intermediates.

Other industry segments

FIRST QUARTER	$ million	
	2002	2001
Segment earnings	**(41)**	(54)
Special credits/(charges)	-	-
Adjusted segment earnings	**(41)**	(54)

Adjusted results for the quarter were an improvement of $13 million compared to a year ago. The losses reflect planned ongoing spend to establish new growth areas. The customer oriented products and services of three of these growth businesses, Shell Consumer, Shell Capital and Shell Internet Works, have been reorganised into one business, Shell Consumer. The Wind business, part of Renewables, moved into profit this quarter.

Corporate

FIRST QUARTER	$ million	
	2002	2001
Segment earnings	**(174)**	(173)
Special credits/(charges)	**-**	-
Adjusted segment earnings	**(174)**	(173)

Adjusted first quarter results were essentially unchanged from a year ago. The benefits of lower tax charges were offset by increased net interest expense due to lower cash balances.

Note

The results shown for the first quarter are unaudited.

Quarterly results are expected to be announced on August 1 for the second quarter and October 31 for the third quarter of 2002. The 2002 interim dividends are expected to be announced on August 1.

May 2, 2002

Statement of income

	$ million			
	Q1 2002	Q4 2001	Q1 2001	% *
Sales proceeds	**50,269**	40,394	47,827	*+5*
Sales taxes, excise duties and similar levies	**12,694**	10,669	10,800	
Net proceeds	**37,575**	29,725	37,027	*+1*
Cost of sales	**31,461**	24,585	28,630	
Gross profit	**6,114**	5,140	8,397	*-27*
Selling, distribution and administrative expenses	**2,434**	2,754	2,023	
Exploration	**175**	344	162	
Research and development	**86**	150	55	
Operating profit of Group companies	**3,419**	1,892	6,157	*-44*
Share of operating profit of associated companies	**681**	38	943	
Operating profit	**4,100**	1,930	7,100	*-42*
Interest and other income	**184**	183	304	
Interest expense	**241**	246	305	
Currency exchange gains/(losses)	**(30)**	(32)	11	
Income before taxation	**4,013**	1,835	7,110	*-44*
Taxation	**1,744**	896	3,096	
Income after taxation	**2,269**	939	4,014	*-43*
Minority interests	**7**	39	124	
NET INCOME	**2,262**	900	3,890	*-42*

* Q1 on Q1 change

Earnings by industry segment

	$ million			
	Q1 2002	Q4 2001	Q1 2001	% *
Exploration and Production:				
World outside USA	**1,206**	993	1,945	*-38*
USA	**364**	244	902	*-60*
	1,570	1,237	2,847	*-45*
Gas & Power:				
World outside USA	**256**	168	297	*-14*
USA	**(2)**	15	58	-
	254	183	355	*-28*
Oil Products:				
World outside USA	**382**	530	946	*-60*
USA	**(21)**	(245)	12	-
	361	285	958	*-62*
Chemicals:				
World outside USA	**95**	67	276	*-66*
USA	**(20)**	(165)	(72)	-
	75	(98)	204	*-63*
Other industry segments	**(41)**	(102)	(54)	
TOTAL OPERATING SEGMENTS	**2,219**	1,505	4,310	*-49*
Corporate:				
Interest income/(expense)	**(115)**	(63)	(36)	
Currency exchange gains/(losses)	**(7)**	17	13	
Other - including taxation	**(52)**	3	(150)	
	(174)	(43)	(173)	
Minority interests	**32**	(69)	(131)	
CCS EARNINGS	**2,077**	1,393	4,006	*-48*
CCS adjustment	**185**	(493)	(116)	
NET INCOME	**2,262**	900	3,890	*-42*

* Q1 on Q1 change

Summarised statement of assets and liabilities

	$ million		
	Mar 31 2002	Dec 31 2001	Mar 31 2001
Fixed assets:			
Tangible fixed assets	**60,050**	51,370	47,160
Intangible fixed assets	**1,216**	939	970
Investments	**19,951**	21,040	21,693
	81,217	73,349	69,823
Other long-term assets	**7,980**	7,716	7,126
Current assets:			
Inventories	**8,582**	6,341	7,399
Accounts receivable	**21,052**	17,467	21,901
Short-term securities	**1**	-	-
Cash and cash equivalents	**4,221**	6,670	11,681
	33,856	30,478	40,981
Current liabilities:			
Short-term debt	**4,397**	3,988	3,165
Accounts payable and accrued liabilities	**21,401**	18,884	21,143
Taxes payable	**6,203**	4,494	6,927
Dividends payable to Parent Companies	**5,715**	6,101	4,869
	37,716	33,467	36,104
Net current assets/(liabilities)	**(3,860)**	(2,989)	4,877
Total assets less current liabilities	**85,337**	78,076	81,826
Long-term liabilities:			
Long-term debt	**2,197**	1,832	3,993
Other	**5,605**	4,515	4,245
	7,802	6,347	8,238
Provisions:			
Deferred taxation	**8,210**	7,146	7,317
Other	**5,812**	4,946	4,665
	14,022	12,092	11,982
Minority interests	**5,156**	3,477	2,935
NET ASSETS	**58,357**	56,160	58,671

Summarised statement of cash flows (Note 3)

	Q1 2002	Q4 2001	Q1 2001
	$ million		
CASH FLOW PROVIDED BY OPERATING ACTIVITIES:			
Net income	**2,262**	900	3,890
Depreciation, depletion and amortisation	**1,750**	1,671	1,410
(Profit)/loss on sale of assets	**(162)**	1	(64)
Decrease/(increase) in net working capital	**(768)**	1,175	(428)
Associated companies:			
dividends more/(less) than net income	**(46)**	583	(189)
Deferred taxation and other provisions	**13**	(541)	130
Other	**162**	382	(60)
Cash flow provided by operating activities	**3,211**	4,171	4,689
CASH FLOW USED IN INVESTING ACTIVITIES:			
Capital expenditure	**(4,081)**	(3,649)	(2,246)
Proceeds from sale of assets	**235**	178	636
Net investments in associated companies	**(265)**	(273)	71
Movement in other investments	**(81)**	38	(459)
Cash flow used in investing activities	**(4,192)**	(3,706)	(1,998)
CASH FLOW PROVIDED BY/(USED IN) FINANCING ACTIVITIES:			
Net increase/(decrease) in long-term debt	**(1,920)**	(338)	(396)
Net increase/(decrease) in short-term debt	**633**	(177)	209
Change in minority interests	**386**	(17)	(3)
Dividends paid to:			
Parent Companies	**(296)**	-	(1,538)
Minority interests	**(73)**	(69)	(29)
Cash flow provided by/(used in) financing activities	**(1,270)**	(601)	(1,757)
Parent Companies' shares held by Group companies	**(185)**	(117)	(424)
Currency translation differences relating to cash and cash equivalents	**(13)**	(62)	(260)
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	**(2,449)**	(315)	250

Operational data

	Q1 2002	Q4 2001	Q1 2001	% *
CRUDE OIL PRODUCTION		thousand b/d		
Europe	**552**	558	576	
Other Eastern Hemisphere	**1,120**	1,161	1,163	
USA	**417**	432	405	
Other Western Hemisphere	**110**	108	104	
	2,199	2,259	2,248	-2
NATURAL GAS PRODUCTION AVAILABLE FOR SALE		million scf/d **		
Europe	**4,572**	4,234	4,905	
Other Eastern Hemisphere	**3,625**	3,160	2,767	
USA	**1,567**	1,608	1,589	
Other Western Hemisphere	**692**	687	655	
	10,456	9,689	9,916	+5
		million scm/d ***		
Europe	**129**	120	139	
Other Eastern Hemisphere	**103**	89	78	
USA	**44**	46	45	
Other Western Hemisphere	**20**	19	19	
	296	274	281	+5
LIQUEFIED NATURAL GAS (LNG)		million tonnes		
Global equity LNG sales volume	**2.44**	2.34	2.36	+3
Realised Oil Prices		$/bbl		
WOUSA	**19.50**	18.60	24.98	
USA	**17.74**	18.03	24.24	
Global	**19.21**	18.51	24.88	
Realised Gas Prices		$/thousand scf		
WOUSA	**2.10**	2.12	2.72	
USA	**2.36**	2.41	7.67	
Global	**2.14**	2.17	3.66	

* Q1 on Q1 change
** scf/d = standard cubic feet per day
*** scm/d = standard cubic metres per day

Operational data (continued)

	Q1 2002	Q4 2001	Q1 2001	% *
	thousand b/d			
REFINERY PROCESSING INTAKE**				
Europe	**1,801**	1,303	1,337	
Other Eastern Hemisphere	**942**	1,023	1,055	
USA	**1,084**	663	620	
Other Western Hemisphere	**360**	352	382	
	4,187	3,341	3,394	*+23*
OIL SALES**				
Gasolines	**2,685**	2,082	2,074	
Kerosines	**701**	654	674	
Gas/Diesel oils	**2,305**	2,033	1,938	
Fuel oil	**752**	697	753	
Other products	**783**	774	656	
Total oil products***	**7,226**	6,240	6,095	*+19*
Crude oil	**4,811**	4,689	4,111	
Total oil sales	**12,037**	10,929	10,206	*+18*
***comprising				
Europe	**2,191**	1,848	1,888	
Other Eastern Hemisphere	**1,256**	1,290	1,209	
USA	**2,108**	1,348	1,236	
Other Western Hemisphere	**759**	789	800	
Export sales	**912**	965	962	
CHEMICAL SALES - NET PROCEEDS ******	$ million			
Europe	**810**	853	1,022	
Other Eastern Hemisphere	**384**	406	392	
USA	**1,038**	993	1,433	
Other Western Hemisphere	**84**	63	77	
	2,316	2,315	2,924	*-21*

* Q1 on Q1 change

**2002 numbers include 100% of Equilon (now Shell Oil Products US) and 50% of Motiva volumes. The 2001 numbers have been presented to include the ownership interest in the volumes prevailing at that time. Details of this and other updates to Oil Products volume reporting can be found on Shell's website at www.shell.com/investor.

****Excluding proceeds from chemical trading activities

Capital investment

	Q1 2002	Q4 2001	Q1 2001
	$ million		
Capital expenditure:			
Exploration and Production:			
World outside USA	**1,248**	1,503	1,701
USA	**341**	823	247
	1,589	2,326	1,948
Gas & Power:			
World outside USA	**65**	103	20
USA	**1**	6	3
	66	109	23
Oil Products:			
Refining:			
World outside USA	**46**	165	46
USA (including pipelines)	**1,290**	2	-
	1,336	167	46
Marketing:			
World outside USA	**206**	623	87
USA	**599**	-	-
	805	623	87
Chemicals:			
World outside USA	**56**	70	25
USA	**66**	145	88
	122	215	113
Other segments	**163**	209	29
TOTAL CAPITAL EXPENDITURE	**4,081**	3,649	2,246
Exploration expense:			
World outside USA	**95**	220	128
USA	**73**	85	35
	168	305	163
New equity investments in associated companies:			
World outside USA	**38**	180	16
USA	**184**	103	87
	222	283	103
New loans to associated companies	**160**	122	52
Other investments	**-**	-	200
TOTAL CAPITAL INVESTMENT*	**4,631**	4,359	2,764
*comprising			
Exploration and Production	**1,759**	2,640	2,284
Gas & Power	**83**	310	128
Oil Products	**2,332**	808	153
Chemicals	**134**	269	117
Other segments	**163**	210	30
New loans to associated companies	**160**	122	52
	4,631	4,359	2,764

Special items (Note 4)

credits/(charges)	Q1 2002	Q4 2001	Q1 2001
		$ million	
Exploration and Production:			
World outside USA			
Asset disposals/impairment	**14**	-	-
USA			
Asset disposals/impairment	**101**	-	-
	115	-	-
Gas & Power:			
USA			
Asset disposals/impairment	**38**	11	-
	38	11	-
Oil Products:			
World outside USA			
Restructuring and redundancy	**(31)**	(18)	-
Asset disposals/impairment	**(26)**	(13)	-
USA			
Restructuring and redundancy	-	(219)	-
Other	**(23)**	(50)	-
	(80)	(300)	-
Chemicals:			
World outside USA			
Asset disposals/impairment	-	(21)	151
Other	-	(15)	-
USA			
Asset disposals/impairment	-	(31)	-
Other	-	(64)	-
	-	(131)	151
Other industry segments:			
Restructuring and redundancy	-	(22)	-
Asset disposals/impairment	-	(74)	-
	-	(96)	-
Minority interests:			
Asset disposals/impairment	**11**	-	-
	11	-	-
SPECIAL ITEMS	**84**	(516)	151

Adjusted CCS earnings by industry segment

	$ million			
	Q1 2002	Q4 2001	Q1 2001	% *
Exploration and Production:				
World outside USA	**1,192**	993	1,945	*-39*
USA	**263**	244	902	*-71*
	1,455	1,237	2,847	*-49*
Gas & Power:				
World outside USA	**256**	168	297	*-14*
USA	**(40)**	4	58	-
	216	172	355	*-39*
Oil Products:				
World outside USA	**439**	561	946	*-54*
USA	**2**	24	12	*-83*
	441	585	958	*-54*
Chemicals:				
World outside USA	**95**	103	125	*-24*
USA	**(20)**	(70)	(72)	-
	75	33	53	*+42*
Other industry segments	**(41)**	(6)	(54)	
TOTAL OPERATING SEGMENTS	**2,146**	2,021	4,159	*-48*
Corporate:				
Interest income/(expense)	**(115)**	(63)	(36)	
Currency exchange gains/(losses)	**(7)**	17	13	
Other - including taxation	**(52)**	3	(150)	
	(174)	(43)	(173)	
Minority interests	**21**	(69)	(131)	
ADJUSTED CCS EARNINGS	**1,993**	1,909	3,855	*-48*

* Q1 on Q1 change

Proforma earnings per share (Note 5)

	Q1 2002	Q4 2001	Q1 2001
ROYAL DUTCH			
Net income per share (€)	**0.74**	0.29	1.18
Net income per share ($)	**0.65**	0.26	1.09
CCS earnings per share ($)	**0.59**	0.40	1.12
Adjusted CCS earnings per share (€)	**0.65**	0.61	1.17
Adjusted CCS earnings per share ($)	**0.57**	0.55	1.08
SHELL TRANSPORT			
Net income per share (pence)	**6.5**	2.6	10.7
Net income per ADR ($)	**0.56**	0.22	0.94
CCS earnings per ADR ($)	**0.51**	0.34	0.97
Adjusted CCS earnings per share (pence)	**5.7**	5.4	10.6
Adjusted CCS earnings per ADR ($)	**0.49**	0.47	0.93

Notes

NOTE 1. Accounting policies

The Group's accounting policies are essentially unchanged from those set out in Note 2 to the Financial Statements of the Royal Dutch/Shell Group of Companies in the 2001 Annual Reports and Accounts on pages 50 to 52.

US accounting standard FAS 142 (Goodwill and Other Intangible Assets) requires that goodwill, and other intangibles with an indefinite life, will no longer be amortised but instead tested for impairment. This standard is effective for the Group from the first quarter, 2002 and adoption has not had a significant effect.

NOTE 2. Earnings on an estimated current cost of supplies (CCS) basis

On this basis, cost of sales of the volumes sold in the period is based on the cost of supplies of the same period (instead of using the first-in first-out (FIFO) method of inventory accounting used by most Group companies) and allowance is made for the estimated tax effect. These earnings are more comparable with those of companies using the last-in first-out (LIFO) inventory basis after excluding any inventory drawdown effects.

NOTE 3. Statement of cash flows

This statement reflects cash flows of Group companies as measured in their own currencies, which are translated into US dollars at average rates of exchange for the periods and therefore excludes currency translation differences except for those arising on cash and cash equivalents.

NOTE 4. Special items

Special items are those significant credits or charges resulting from transactions or events which, in the view of management, are not representative of normal business activities of the period and which affect comparability of earnings.

NOTE 5. Proforma earnings per share

Group net income is shared between Royal Dutch and Shell Transport in the proportion of 60:40 (as described in the Royal Dutch and Shell Transport 2001 Annual Reports and Accounts in Note 1 on page 50). For the purposes of these proforma calculations, Group CCS earnings and adjusted CCS earnings are also shared in the proportion 60:40.

For Royal Dutch and Shell Transport, earnings per share in euro and sterling respectively are translated from underlying US dollars at average rates for the period.

In the first quarter 2001, Royal Dutch and Shell Transport each commenced a share buyback programme under authorisation granted at shareholders' meetings in May 2000. All Shell Transport shares bought as part of this programme are cancelled immediately. A resolution was passed at the General Meeting of Royal Dutch shareholders on May 17, 2001 to authorise the cancellation of Royal Dutch shares bought as part of this programme; for the purpose of earnings per share calculations all shares bought under the share buyback programme are deemed to have been cancelled upon the day of purchase.

Earnings per share calculations are based on the following weighted average number of shares:

	Q1 2002	Q4 2001	Q1 2001
Royal Dutch shares of N.fl. 1.25 (millions)	2,100.6	2,101.4	2,140.0
Shell Transport shares of 25p (millions)	9,744.4	9,748.6	9,923.8

Shares at the end of the following periods are:

	Q1 2002	Q4 2001	Q1 2001
Royal Dutch shares of N.fl. 1.25 (millions)	2,099.9	2,101.4	2,129.7
Shell Transport shares of 25p (millions)	9,741.2	9,748.6	9,877.3

One American Depository Receipt (ADR) or New York Share is equal to six 25p Shell Transport shares.

All amounts shown throughout this report are unaudited.

N.V. Koninklijke Nederlandsche Petroleum Maatschappij
Royal Dutch Petroleum Company

Stock Exchange release

Not for release, publication or distribution in whole or in part in or into the United States, Australia, Canada or Japan

Recommended cash offer by Schroder Salomon Smith Barney on behalf of Shell Resources P.L.C. ("Shell Resources"), a wholly owned member of the Royal Dutch / Shell Group of Companies, to acquire Enterprise Oil plc

Market purchases and disclosure of holdings under Rule 8.1

Following the announcement dated 2 April 2002 of Shell Resources' recommended cash offer for all of the issued and to be issued share capital of Enterprise Oil plc, Schroder Salomon Smith Barney on behalf of Shell Resources has acquired on 17 April 2002 in the market a total of 10,047,957 Enterprise Shares at 725 pence per share.

Accordingly Shell Resources, and parties deemed to be acting in concert with Shell Resources, between them own or control a total of 96,038,585 Enterprise Shares, representing approximately 20.0 per cent. of Enterprise's issued share capital.

Further information:

Shell Investor Relations
Simon Henry +44 (0) 20 7934 3855
Mike Harrop +44 (0) 20 7934 6287

Schroder Salomon Smith Barney +44 (0) 20 7986 4000
(financial adviser and broker to Shell Resources)
Richard Wyatt
David James

Salomon Brothers International Limited (trading as Schroder Salomon Smith Barney), which is regulated in the United Kingdom by The Financial Services Authority Limited, is acting exclusively for Shell Resources and no one else in connection with the Offer and will not be responsible to anyone other than Shell Resources for providing the protections afforded to its clients nor for providing advice in relation to the Offer. Salomon Smith Barney is a service mark of Salomon Smith Barney Inc. Schroder is a trademark of Schroders Holdings plc and is used under licence by Salomon Brothers International Limited.

The Hague, 18 April 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 6 May 2002

President/Managing Director

(J. van der Veer)

General Attorney

(R. van der Vlist)